                                                                    Exhibit 99.1


(VIVENDI LOGO)
                                                              September 24, 2003

NOTE: THIS PRESS RELEASE CONTAINS CONSOLIDATED RESULTS THAT ARE UNAUDITED. THE RESULTS ARE ESTABLISHED UNDER FRENCH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (FRENCH-GAAP).

                 VIVENDI UNIVERSAL: EARNINGS FOR FIRST HALF 2003

VIVENDI UNIVERSAL'S OPERATING INCOME (+ 20%) AND CASH FLOW FROM OPERATIONS
                       (+24%) SHOWED IMPROVED PERFORMANCE

                                 First Half 2003

-        OPERATING INCOME of E1,677 million, UP 20% on a pro forma basis(1).

- ADJUSTED NET INCOME(2) almost at break-even, with a loss of E14 million.

-        NET LOSS of E632 million versus E12,306 million for the first half
         2002.

- CONSOLIDATED CASH-FLOW FROM OPERATIONS(3) of E2.2 billion, UP 24% on a pro forma basis.

- PROPORTIONATE CASH-FLOW FROM OPERATIONS(4) of E1.3 billion, UP 83% on a pro forma basis.

- NET DEBT(5) of E13.7 billion (including the E4 billion acquisition of 26% of Cegetel Groupe on January 23, 2003), DOWN 60 % compared to net debt, as of June 30, 2002, of approximately E35 billion (including Veolia Environnement's net debt of E16.1 billion, which has been equity accounted for since December 31, 2002).

                                        *
                                       **

In view of the improved operating performance for the first half 2003 and despite the negative impact of the Euro/Dollar exchange rate, VIVENDI UNIVERSAL REITERATES ITS FULL YEAR 2003 OPERATING GUIDANCE :

-        VERY STRONG GROWTH IN OPERATING INCOME;

-        SIGNIFICANT GROWTH IN CASH FLOW FROM OPERATIONS;

-        VERY STRONG GROWTH IN PROPORTIONATE CASH FLOW FROM OPERATIONS;

-        RETURN TO PROFIT EXCLUDING NON-RECURRING ITEMS AND GOODWILL.

DUE TO THE EXPECTED CLOSING OF THE VUE-NBC MERGER IN 2004, VIVENDI UNIVERSAL'S NET DEBT, AT THE END OF 2003, SHOULD BE AROUND E13 BILLION. AT THE END OF 2004, VIVENDI UNIVERSAL'S NET DEBT IS EXPECTED TO BE BELOW E 5 BILLION.

--------
(1) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterAcitveCorp. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002.

(2) For reconciliation of net income (loss) to adjusted net income (loss) please refer to the table in the supplementary schedules attached to this release.

(3) Net cash provided by operating activities net of capital expenditures and before financing costs and taxes.

(4)      Defined as cash flow from operations excluding the minority stake.

(5)      French GAAP gross debt less cash and cash equivalents.

COMMENTS ON THE GROUP'S EARNINGS:

Due to substantial perimeter reductions, the straightforward comparisons of 2003 versus 2002 results, on an actual basis, may not be meaningfull. This is why the comparisons below are presented with an illustrative perimeter identical to existing fully consolidated subsidiaries(6).

The OPERATING INCOME was E 1,677 million for the first half of 2003, up 34% compared to the same period last year. On a pro forma basis, i.e., as if InterActiveCorp's entertainment assets had been acquired as of January 1, 2002, the first half operating income was up 20%, despite a E120 million negative impact from the euro/dollar average exchange rate (at E1= $1.09) on operating income. On a constant currency basis, pro forma operating income growth would have been 29%.

The operating income improvement was achieved mainly through:

- The continued progress at Cegetel (operating income up 32% compared to last year same period) and Maroc Telecom (up 39%);

- The progress in the turn-around of Canal+ Group which has a positive half year operating income of E245 million (including a reversal of provisions of E129 million) to be compared with a loss of E 68 million in the same period last year;

- The continued and fast reduction in losses in other cash-draining activities (Internet and Holding & Corporate);

-        And despite declines in Vivendi Universal Games and Music.

THE ADJUSTED NET INCOME in the first half 2003 is almost at break even, with a loss of E14 million. This compares to a profit of E 173 million a year earlier. Last year's results included a large gain on the sale of Vinci, BskyB and Saint Gobain shares (E189 million) and a E302 million adjusted net income from Vivendi Universal's stake in Veolia Environment (versus E11 million this year before impairment charge).This year's results reflects the progress of the operating income and the significant reduction of equity losses in affiliates in the Internet, foreign telecom and TV businesses. It also includes higher financing expenses and foreign exchange losses related to the decline in the US dollar.

NET LOSS of E632 million in the first half 2003, versus a net loss of E12.3 billion in the first half 2002. This includes a negative impact of E190 million resulting from the impairment of certain assets of Veolia Environment which remains accounted for by the equity method. However the net value of Veolia in Vivendi Universal's consolidated accounts represents as of June 30, 2003, only E9 million, whereas the current market value of these shares is approximately E
1.5 billion and the strike of the call options, expiring in December 2004, stands at E2.2 billion. If Vivendi Universal had not consolidated Veolia by the equity method and had retained it only as a temporary residual financial investment, the net result would have been improved by E179 million.

CONSOLIDATED CASH FLOW FROM OPERATIONS of E 2.2 billion for the first half was up 24% compared to the same period last year, on a pro forma basis. Proportionate cash flow from operations for the first half is E1.3 billion, up 83% when compared to the first half of 2002, on a pro forma basis. This strong performance is the result of Vivendi Universal's focus on cash generation.

NET DEBT at the end of June 2003 of E13.7 billion is to be compared with net debt of approximately E35 billion (including Veolia Environnement), as of June 30, 2002, and E12.3 billion on December 31, 2002. The change in net debt since the beginning of the year reflects the E4 billion acquisition of 26% of Cegetel Groupe on January 23, 2003, as well as the impact of closed divestitures totaling E2.8 billion in enterprise value, including the divestitures of Express-Expansion-Etudiant (E200 million), Canal+ Technologies (E191 million), 60 million USA Interactive warrants (E600 million), Telepiu (E 871 million(7)), Hungary Telecom



-----
(6) The illustrative consolidated statement of income presents the accounting of Veolia Environnement using the equity method from January 1st, 2002 and Vivendi Universal Publishing (VUP) assets sold in 2002 and 2003 as discontinued operations in accordance with the option proposed by the paragraph 23 100 of the French rules 99-02.

(7)      Before recapitalization and working capital adjustment.

(E325 million), Comareg (E135 million), VUE real estate (E194 million), Sithe Asia (E40 million) and other divestitures (E 220 million).

On September 2, 2003, VIVENDI UNIVERSAL HAS SIGNED AN AGREEMENT WITH GENERAL ELECTRIC to conduct exclusive negotiations for a merger of Vivendi Universal Entertainment (VUE) and NBC. The merger would create one of the world's most profitable and fastest-growing media companies. The proposed transaction would result in GE, NBC's parent company, owning 80% of the new company and Vivendi Universal owning 20%. As part of the transaction, the shareholders of VUE would receive at closing $ 3.8 billion of cash consideration as well as the benefit of a $1.6 billion debt reduction. Vivendi Universal and General Electric have committed to work toward a quick resolution of pending matters before closing, in particular the negotiation of a definitive agreement, due diligence and regulatory approvals.

Since June 30, 2003, Vivendi Universal also signed agreements in principle for the sale of Canal+ Nordic (E54 million), VUE real estate (E40 million) and other divestitures (E80 million).

Year to date, and excluding the proposed merger between VUE and NBC, Vivendi Universal has signed divestiture transactions worth a total of E3 billion in enterprise value.

In addition, since March 31, 2003, Vivendi Universal has successfully restructured its debt and lengthened its average maturity by :

         - completing the placement of E 1.2 billion high yield notes in April;

         - implementing a three-year E 2.5 billion bank facility in May ;

         - making a private placement of high yield notes of E1.35 billion in July, which have been used to repay the loan contracted by Societe d'Investissement pour la Telephonie (SIT) to buy 26% of Cegetel from BT, allowing the group to fully strengthen its access to the related dividends from Cegetel Groupe;

         - amending the terms of its E527.4 million - 1.00% Bonds due March 1st 2006 exchangeable for ordinary shares of Vinci, improving Vivendi Universal's financing capacity by more than E572 million.

Lastly, Vivendi Universal Entertainment LLLP (VUE) has put in place a new $920 million 5-year term loan in June to refinance the outstanding portion (after the $750 million successful film securitization transaction by VUE, on March 31,
2003) of the $1.62 billion bridge loan contracted in 2002.

Vivendi Universal has also managed to cancel two significant contingent liabilities that could have had a substantial impact on the group's liquidity:

         The disposal in cash in April of the junior preferred shares in AOL Europe to AOL Time Warner allowed to put an end to a $812 million Total Return Swap and therefore to eliminate the corresponding risk.

         The disposal in August of a stake in the Spanish telecom operator Xfera allowed to cancel some bank guarantees amounting to E 840 million that were weighing on Vivendi Universal.

Vivendi Universal S.A.'s liquidity at June 30, 2003 was E3.9 billion, including E1.7 billion net cash cumulated and E 2.2 billion undrawn credit facilities. Vivendi Universal's liquidity is expected to be at around E 3.3 billion by year end, after repayment of BskyB exchangeable bonds of E1.5 billion in July, 2003.

COMMENTS ON OPERATING INCOME FOR VIVENDI UNIVERSAL'S MEDIA AND TELECOM
BUSINESSES:

TELECOM ACTIVITY (as fully consolidated at 100%)

REPRESENTS(8) 35% OF VIVENDI UNIVERSAL'S REVENUES FOR THE FIRST HALF OF 2003. IT HAS GENERATED OPERATING INCOME OF E1.3 BILLION AND E 1.5 BILLION OF CASH FLOW FROM OPERATIONS.

SFR- Cegetel (approximately 56% Vivendi Universal economic interest):

In millions of euros         H1 2003 Actual        H1 2002 Actual         % variation
--------------------         --------------        --------------         -----------
Revenue                           3,612                3,442                  +5%
Operating Income                   984                  747                  +32%

SFR-Cegetel's operating income grew 32% to E 984 million, due to efficient cost management, including reducing customer costs.

Mobile telephony revenues increased 7% to E3.2 billion and operating income grew 24% to E988 million. SFR was successful in increasing profitability through efficient cost management, with a 9% decrease in acquisition costs per gross addition (excluding promotions) and a strong reduction of bad debts compared to the same period of last year.

Fixed telephony operating losses were reduced by 92% to E4 million despite an 8% decline in revenues due to the unfavourable impact of year end 2002 voice price decreases and an unfavourable traffic mix.

Maroc Telecom (35% Vivendi Universal economic interest):

In millions of euros        H1 2003 Actual           H1 2002 Actual           % variation           % variation at
                                                                                                  constant currency
--------------------        --------------           -------------            -----------         -----------------
Revenue                           714                     716                      0%                    +5%
Operating Income                  283                     204                     +39%                   +46%

Maroc Telecom operating income experienced a strong 39% growth to E 283 million, due to an efficient control of costs.

Operating Income is up 39% and up 46% at constant exchange rates compared to the same period last year. This good performance has been driven mainly by a continuing growth in the mobile activity, a decrease in interconnection and handsets costs, with continuing reduction in overhead costs.

MEDIA ACTIVITY (as fully consolidated at 100%)

REPRESENTS(8) 55% OF VIVENDI UNIVERSAL'S REVENUES FOR THE FIRST HALF 2003. IT IS, FOR THE MOMENT, MARGINALLY PROFITABLE OVERALL. VIVENDI UNIVERSAL'S MANAGEMENT IS WORKING ON ITS TURN AROUND: ITS CASH FLOW PERFORMANCE HAS ALREADY IMPROVED SIGNIFICANTLY, DUE TO THE STRONG PERFORMANCE OF VUE AND THE SIGNIFICANT IMPROVEMENT OF CANAL+.


-----
(8) Excluding the expected divestiture of non core assets.

Universal Music Group (92% Vivendi Universal economic interest):

In millions of euros        H1 2003 Actual           H1 2002 Actual           % variation           % variation at
                                                                                                  constant currency
--------------------        -------------            -------------            -----------         -----------------
Revenue                         2,168                    2,873                    -25%                   -15%
Operating Income                 (42)                     169                      NA                     NA


UMG reported an operating loss on decline in revenue

The global music market continued to show weakness in the first half. UMG reported an operating loss of E42 million in the first half of 2003, reflecting the margin lost on the revenue decline and restructuring costs and other income from the sale of assets in 2002 not repeated in 2003. The full impact was partly offset by reductions in marketing spend and catalogue amortization expenses. 2002 also had a stronger release schedule in its first half as compared to the same period in 2003.

For the first half of this year, best sellers included the first release of 50 Cent (it has now shipped over 8 million copies) and strong carryover sales from 2002 by t.AT.u. and Eminem. The 8 mile OST featuring Eminem and Eminem's "The Eminem Show" sold an additional 5 million copies in the period. Other major releases scheduled for the second half of 2003 include albums from Bon Jovi, Sheryl Crow, Enrique Iglesias, Ronan Keating, Limp Bizkit, No Doubt, Luciano Pavarotti, Sting, Texas, Busted, and Safri Duo.

Furthermore, UMG will launch in the fourth quarter an aggressive plan to reduce the cost consumers pay for CDs by significantly reducing its wholesale prices on virtually all top line CDs in the U.S., with the aim of bringing music fans back into retail stores and driving music sales. While the Company believes this sort of fundamental pricing change is necessary for the long term health of the industry, there may be negative implications on near term results.

Vivendi Universal Entertainment (86% Vivendi Universal economic interest):

In millions of euros         H1 2003 Actual        H1 2002 Actual         % variation         % variation at
In French G.A.A.P.                                                                          constant currency
-------------------          -------------         -------------          -----------       -----------------
Revenue                           2,962                3,151                 - 6%                  +16%
Operating Income                   495                  529                  - 6%                  +15%

IN MILLIONS OF DOLLARS       H1 2003 Actual           H1 2002             % variation
IN U.S. G.A.A.P.                                     Pro Forma(9)
---------------------        -------------           ------------         -----------
Revenue                           3,124                3,286                 - 5%
Operating Income                   537                  366                  +47%

On a comparable basis (stand alone, pro forma, in dollars and in U.S. G.A.A.P.), VUE's operating income increased 47%.

For the first half of 2003, the operating income for VUE decreased by 6% in euros and in French G.A.A.P., but increased 47% versus last year on a stand alone, U.S. G.A.A.P., pro forma(9), U.S. dollars comparable basis. The main difference stems from the weakening of the U.S. dollar. For the second quarter 2003, operating income increased 60% versus last year on a comparable basis.
-----
(9) Pro forma basis as if the InterActiveCorp entertainment assets had been consolidated from January 1st, 2002 and the results of Universal Studio international television networks had been reported by Vivendi Universal Entertainment instead of Canal Plus Group.

Universal Pictures Group's operating income increased by 60% in the first half, on a comparable basis. This was driven primarily by the video successes of Bourne Identity and 8 Mile and the box office performance of Bruce Almighty and 2 Fast 2 Furious.

Universal Television Group's operating income decreased by 7% in the first half. This was driven by higher programming costs at Universal Television Networks due to increased investment in original programming, which will drive an increase in future advertising, as well as licensing fees at Universal Television Production (Just Shoot Me went into off-network syndication in 2002 and there is no comparable sale in 2003)

Universal Parks & Resorts' performance declined in the first half due to lower attendance at Universal Studios Hollywood and Universal Studios Japan as a result of continued security concerns and softness in the travel industry.

VUE's corporate costs were lower due to the restructuring charges in prior year as a result of the acquisition of USA Networks.

Canal+ Group (100% Vivendi Universal economic interest):

In millions of euros        H1 2003 Actual           H1 2002 Actual            % variation          % variation at
                                                                                                  constant currency
--------------------        --------------           -------------             -----------        -----------------
Revenue                          2,215                   2,344                    -6%                    -3%
Operating Income                  245                     (68)                     NA                     NA

Significant improvement in Canal+ Group's operating income in the first half. Positive operating income confirmed for the full year 2003.

Canal+ Group's improved operating results reflect the strategic recovery plan implemented by the new management team. Operating income for the first half of 2003 totalled E245 million (including a reversal of provisions of E129 million), compared with a pro forma operating loss of E52 million in 2002. The pay television business in France was the main source of operating income (up 79% from first-half 2002), thanks primarily to Canal+ (49% Vivendi Universal economic interest), Canalsatellite (66% Vivendi Universal economic interest) and Media Overseas. Theme channel publishing also showed significant growth following restructuring at Multithematiques (64% Vivendi Universal economic interest).

Operating income from the cinema business (StudioCanal) rose 50%, lifted by the catalog's growing profitability and a general cost-reduction plan.

Aside from Telepiu, non-recurring items included new provisions and provision recoveries that offset each other. In light of seasonal variations in program and marketing costs, full-year operating income will be lower than the half-year result. The figure will, however, be positive for the first time since 1996 and noticeably higher than expected.

At June 30, 2003, Canal+ Group in France (Canal+, Canalsatellite, Numericable and Media Overseas) had 7.9 million individual and collective subscriptions in metropolitan and overseas France.

Vivendi Universal Games (99% Vivendi Universal economic interest):

In millions of euros         H1 2003 Actual         H1 2002 Actual           % variation         % variation at
                                                                                                constant currency
--------------------         -------------          -------------            -----------        -----------------
Revenue                           240                     336                   -29%                  -17%
Operating Income                  (52)                    39                     NA                    NA

Vivendi Universal Games performance suffered a decline.

Through the first half of the year, VUG posted an operating income loss of -E52 million. The prior year operating income was E39 million, fueled by the strong second quarter results. Significantly higher returns/price protection in the first half of 2003, primarily in North America and to a lesser extent in Europe, drove the year-over-year profit decline. The increase in less profitable console titles versus PC titles contributed to the profit variance with a partial offset from lower operating expenses.

OTHER PROFIT AND LOSS HIGHLIGHTS

FINANCING AND OTHER EXPENSE NET amounted to - E666 million, to be compared with a loss of E4,230 million for the same period last year.

         - Last year's number resulted mainly from losses related to the put options on treasury shares (-E585 million), provisions accruals related to certain international telecoms operations (mainly Elektrim Telekomunikacja: -E622 million and Hungary
                  Telecom: -E385 million), Echostar (-E598 million), Sithe Energies (-E284 million), the potential market risk on AOL Time Warner shares in connection with the LineInvest total return swap (-E270 million), premium on Vivendi Universal call options granted to BNP (-E226 million), DuPont (-E173 million), the contingent purchase price of Rondor Music (-E127 million) and Softbank Capital Partners investment (-E120 million).

         - This year's number includes: E 377 million in financing expenses, declining 44% when compared to the same period in 2002, and representing an average cost of the debt of approximately 4.5%; E 289 million of other financial expenses, net of provisions, including a gain on the sale of InterActiveCorp warrants (E125 million), foreign exchange losses (-E145 million), the positive impact of the termination of the LineInvest total return swap related to the sale of AOL Europe shares (E97 million), a provision on interest rate swaps (-E82 million), the amortization of deferred charges on bond issuances, facilities and others (-E107 million).

EXCEPTIONAL ITEMS amounted to a profit of E 337 million, i.e., mainly reversal of provisions on Telepiu (E213 million), capital gains on the consumer press division (E104 million), Comareg (E43 million) and the sale of international telecom assets (E 36 million).

Last year, in the first half of 2002, net exceptional income totaled E2.1 billion, reflecting the gains on the BSkyB sale (E1.6 billion), on the Veolia Environnement transactions (E630 million) and on the disposal of Canal Digital (E144 million), partially offset by the loss on the disposal of VUP's business-to-business and Health activities (E253 million)

INCOME TAXES amounted to E 633 million, an increase of 73% over the prior year. In the first half of 2002, the tax expense was partially offset by deferred tax income related to the French fiscal group tax losses generated by the financial provision accruals. In 2003, for reasons of prudence, the additional tax loss within the French tax group was not made use of as deferred tax because of the difficulties of certainty. Excluding holding companies and before financial provisions, exceptional items, goodwill amortization, equity losses and minority interest, Vivendi Universal's effective tax rate in the first half of 2003 was 38% compared to 43% for the same period in 2002.

GOODWILL IMPAIRMENT amounted to E122 million related to Canal + Group's subsidiaries: Canal+ Nordic and Canal+ Benelux.

As at June 30, 2002, management recorded an impairment charge of approximately E11 billion.

PRESS CONFERENCE

Speakers: Mr. Jean-Rene Fourtou, Mr. Jean-Bernard Levy and Mr. Jacques Espinasse
Date: Wednesday September 24, 2003.

                               10:30 AM Paris time
                               9:30 AM London time
                               4:30 AM New York EST

At Vivendi Universal's headquarters in Paris. 42, avenue de Friedland. 75008 Paris.

WEBCAST DETAILS:
The meeting/call will also be webcast at http://www.vivendiuniversal.com


ANALYST CONFERENCE CALL

Speakers: Mr. Jean- Rene Fourtou, Mr. Jean-Bernard Levy and Mr. Jacques
Espinasse
Date: Wednesday September 24, 2003                   2:30 PM Paris time
                                                     1:30 PM London time
                                                     8:30 AM New York EST

Media invited on a listen only basis.

Conference Call details:

FRANCE: +33 (0)1 70 70 81 99 ou +33 (0)1 70 70 05 18 - Access code: 543703

UK: +44 (0) 207 784 1014 - Access Code: 543703

US toll free: (1) 800 946 0745 - Access Code: 543703

US: +00 (1) 719 457 2652 - Access Code: 543703

WEBCAST DETAILS:

The meeting/call will also be webcast at: http://finance.vivendiuniversal.com



IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that : the estimated levels of cash-flow and revenues stated will not be realized, that the synergies and other benefits associated with certain transactions will not be materialized; that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents mau also be obtained free of charge from Vivendi Universal.Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements.

CONTACTS :

     Media                                                 INVESTOR RELATIONS
     Paris                                                 PARIS
     Antoine Lefort                                        Daniel Scolan
     +33 (0) 1 71 71 11 80                                 +33 (0) 171 71 32 91
     Agnes Vetillart                                       Laurence Daniel
     +33 (0) 1 71 71 30 82                                 +33 (0) 1 71 71 12 33
     Alain Delrieu
     +33 (0) 1 71 71 10 86                                 NEW YORK
                                                           Eileen McLaughlin
                                                           +(1) 212.572.8961

                                VIVENDI UNIVERSAL
            CONSOLIDATED STATEMENT OF INCOME (FRENCH GAAP, UNAUDITED)

                                                                                   --------------------------------------------
                                                                                                  Half-year ended June 30,
                                                                                   --------------------------------------------
                                                                                   2003                 2002             2002

                                                                                                    Illustration
                                                                                                     VE equity
                                                                                                  accounting and VUP
                                                                                                  sold affiliates as
                                                                                                    discontinued
                                                                                                    operations(1)      As published
                                                                                   ---------     --------------------  ------------
                                                                                  (In millions of euros, except per share amounts)
REVENUES                                                                         E 12 364          E  13 304           E  29 990
Cost of revenues                                                                   (7 203)            (7 923)            (20 798)
Selling, general and administrative expenses                                       (3 443)            (4 063)             (6 837)
Other operating expenses, net                                                         (41)               (67)                (65)
                                                                                 --------          ---------          ----------
OPERATING INCOME                                                                    1 677              1 251               2 290
Financing expenses                                                                   (377)              (268)               (674)
Other financial expense, net of provisions (2)                                       (289)            (3 451)             (3 556)
                                                                                 --------          ---------          ----------
FINANCING AND OTHER EXPENSE, NET                                                     (666)            (3 719)             (4 230)
INCOME (LOSS) BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, EQUITY
INTEREST, GOODWILL AMORTIZATION AND MINORITY INTERESTS                              1 011             (2 468)             (1 940)
Exceptional items, net                                                                337              2 128               2 068
Income tax expense                                                                   (633)              (265)               (365)
                                                                                 --------          ---------          ----------
INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL AMORTIZATION AND
MINORITY INTERESTS                                                                    715               (605)               (237)
Equity (losses) earnings of unconsolidated companies and sold affiliates (1)(3)       (67)              (198)               (273)
Equity loss in Veolia Environnement impairment (4)                                   (190)                 -                   -
Goodwill amortization                                                                (466)              (471)               (642)
Goodwill impairment                                                                  (122)           (11 000)            (11 000)
                                                                                 --------          ---------          ----------
LOSS BEFORE MINORITY INTERESTS                                                       (130)           (12 274)            (12 152)
Minority interests                                                                   (502)               (32)               (154)
                                                                                 --------          ---------          ----------
NET LOSS                                                                         E   (632)         E (12 306)          E (12 306)
                                                                                 ========          =========          ==========
LOSS PER BASIC SHARE                                                             E  (0,59)         E  (11,32)          E (11,32)
                                                                                 ========          =========          ==========

(1) This illustrative consolidated statement of income presents the accounting of Veolia Environnement (ex Vivendi Environnement) using the equity method from January 1st, 2002 and Vivendi Universal Publishing (VUP) assets sold in 2002 and 2003 as discontinued operations in accordance with the option proposed by the paragraph 23100 of the French rules 99-02.

(2) Includes financial provisions, net of E374 million, E(3,354) million and E(3,402) million as of June 30, 2003, June 30, 2002 "Illustration VE equity accounting and VUP sold affiliates as discontinued operations" and June 30, 2002 as published, respectively.

(3) Includes in the first half of 2003 the equity earnings of Veolia Environnement for E11 million. (4) The impairment loss E190 million corresponds to Vivendi Universal's 20.4 % interest in Veolia Environnement impairment of goodwill and other intangible assets (i.e., E440 million), after a "theoretical" impairment of goodwill initially recorded as a reduction of shareholder's equity of E250 million, as prescribed by French GAAP.

(5) Excluding treasury shares recorded as a reduction of shareholders' equity.

                                VIVENDI UNIVERSAL
            CONSOLIDATED STATEMENT OF INCOME (FRENCH GAAP, UNAUDITED)


Quarter ended June 30,                                                                 Half-year ended June 30,
  2003       2002                                                                         2003        2002
--------   ---------                                                                   ---------   -----------
                            (In millions of euros, except per share amounts)
E  6 132   E  15 341                          REVENUES                                 E  12 364   E  29 990
  (3 572)    (10 414)                   Cost of revenues                                  (7 203)     20 798)
  (1 565)     (3 445)         Selling, general and administrative expenses                (3 443)     (6 837)
    (162)        (86)                Other operating expenses, net                           (41)        (65)
--------   ---------                                                                   ---------   -----------
     833       1 396                     OPERATING INCOME                                  1 677       2 290
    (197)       (319)                   Financing expenses                                  (377)       (674)
    (143)     (3 232)          Other financial expense, net of provisions                   (289)     (3 556)
--------   ---------                                                                   ---------   -----------
    (340)     (3 551)                FINANCING AND OTHER EXPENSE, NET                       (666)     (4 230)
                           INCOME (LOSS) BEFORE EXCEPTIONAL ITEMS, INCOME TAXES,
     493      (2 155)   EQUITY INTEREST, GOODWILL AMORTIZATION AND MINORITY INTERESTS      1 011      (1 940)
     256       2 118                    Exceptional items, net                               337       2 068
    (326)       (103)                     Income tax expense                                (633)       (365)
--------   ---------                                                                   ---------   -----------
                        INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL AMORTIZATION
     423        (140)                   AND MINORITY INTERESTS                              715        (237)
                        Equity (losses) earnings of unconsolidated companies and
       5        (127)                      sold affiliates                                   (67)       (273)
    (190)          -          Equity loss in Veolia Environnement impairment                (190)          -
    (183)       (325)                    Goodwill amortization                              (466)        (642)
    (122)    (11 000)                    Goodwill impairment                                (122)     (11 000)
--------   ---------                                                                   ---------   -----------
     (67)    (11 592)                LOSS BEFORE MINORITY INTERESTS                         (130)     (12 152)
    (246)        101                      Minority interests                                (502)        (154)
--------   ---------                                                                   ---------   -----------
E   (313)  E (11 491)                           NET LOSS                               E    (632)  E  (12 306)
========   =========                                                                   =========   ===========

                                VIVENDI UNIVERSAL
            RECONCILIATION OF NET LOSS TO ADJUSTED NET INCOME (LOSS)
                            (FRENCH GAAP, UNAUDITED)

The Company registered (i) significant impairment charges in 2001 and 2002, (ii) capital losses or income and (iii) losses related to put options on treasury shares in 2002 and 2003 and fees generated by the implementation of the refinancing plan in the second half-year of 2002 and 2003, all of which have impacted the net result. The adjusted net result does not include the non-recurring impact of these items and provides comparable data on the Company's operating and financial performance in each period presented.

                                                                               Half-year ended June 30,
                                                                                 2003          2002
                                                                               --------     -----------
                                                                                (In millions of euros)
NET LOSS (1)                                                                    E  (632)    E (12 306)
Adjustments to determine Adjusted net income (loss)
Financial provisions  (2)                                                          (374)        3 402
Realized losses reported in other financial expense, net of financial
provisions taken previously (3)                                                     392            --
Other non operating, non recurring items reported in other financial
expense, net of provisions (4)                                                      137           239
                                                                                -------     ---------
   Subtotal impact on financing and other expense, net                              155          3641
Exceptional items, net (1)                                                         (337)       (2 068)
Equity loss in Veolia Environnement impairment (1)                                  190            --
Goodwill amortization (1)                                                           466           642
Goodwill impairment (1)                                                             122        11 000
Income tax (expense) benefit on adjustments                                          47          (333)
Minority interests on adjustments                                                   (25)         (403)
                                                                                -------     ---------
ADJUSTED NET INCOME (LOSS) (5)                                                  E   (14)    E     173
                                                                                -------     ---------


(1)   As reported in the unaudited interim consolidated statement of income.

(2) As at June 30, 2003, comprised of reversal of provisions on realized losses (InterActiveCorp warrants: E454 million and Veolia Environnement ORA redemption premium: E63 million), reversal of a provision related to put options on treasury shares (E104 million) and other net financial provision accruals (E247 million).

(3) As at June, 2003, comprised of the loss on the sale of InterActiveCorp warrants (E329 million) and the Veolia Environnement ORA redemption premium (E63 million).

(4) Comprised of losses related to put options on treasury shares (E104 million as at June 30, 2003 and E239 million as at June 30, 2002) and fees related to the implementation of the refinancing plan of the Company initiated in July 2002 (E33 million as at June 30, 2003).

(5) The net loss excluding goodwill amortization and impairment, financial provisions and net exceptionnal items as at June 30, 2002 published in the update of the Document de Reference in November 2002 amounted to E66 million and included losses related to put options on treasury shares for E239 million.

                                VIVENDI UNIVERSAL
                      OPERATING RESULTS BY BUSINESS SEGMENT
                            (French GAAP, unaudited)


                                                                              ACTUAL (1)
                                                    ----------------------------------------------------------------
                                                        Quarter Ended June 30,           Half-Year Ended June 30,
                                                    ------------------------------   -------------------------------
                                                      2003       2002     % Change     2003        2002     % Change
                                                    -------    --------   --------   --------    --------   --------
REVENUES                                                                (In millions of euros)
  SFR - Cegetel                                     E 1 831    E  1 729        6%    E  3 612    E  3 442         5%
  Maroc Telecom                                         357         361       -1%         714         716         0%
  Universal Music Group                               1 068       1 509      -29%       2 168       2 873       -25%
  Vivendi Universal Entertainment                     1 516       1 776      -15%       2 962       3 151        -6%
  Canal Plus Group                                    1 049       1 145       -8%       2 215       2 344        -6%
  Vivendi Universal Games (2)                           134         211      -36%         240         336       -29%
                                                    -------    --------    -----     --------    --------    ------
                                                      5 955       6 731      -12%      11 911      12 862        -7%
  Others (3)                                            129         173      -25%         325         442       -26%
                                                    -------    --------    -----     --------    --------    ------
  TOTAL VIVENDI UNIVERSAL
    (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)    E 6 084    E  6 904      -12%    E 12 236    E 13 304        -8%
                                                    =======    ========    =====     ========    ========    ======
  Veolia Environnement                                   --       7 451       na           --      14 951        na
  VUP assets sold during 2002 and 2003(4)                48         986      -95%         128       1 735       -93%
                                                    -------    --------    -----     --------    --------    ------
  TOTAL VIVENDI UNIVERSAL                           E 6 132    E 15 341      -60%    E 12 364    E 29 990       -59%
                                                    =======    ========    =====     ========    ========    ======
OPERATING INCOME
  SFR - Cegetel                                     E   519    E    388       34%    E    984    E    747        32%
  Maroc Telecom                                         145          95       53%         283         204        39%
  Universal Music Group                                 (14)        142       na          (42)        169        na
  Vivendi Universal Entertainment                       282         381      -26%         495         529        -6%
  Canal Plus Group                                       87          --       na          245         (68)       na
  Vivendi Universal Games (2)                           (28)         40       na          (52)         39        na
                                                    -------    --------    -----     --------    --------    ------
                                                        991       1 046       -5%       1 913       1 620        18%
  Holding & Corporate                                   (83)       (102)      19%        (154)       (187)       18%
  Others (3)                                            (81)       (162)      50%         (88)       (182)       52%
                                                    -------    --------    -----     --------    --------    ------
  TOTAL VIVENDI UNIVERSAL
    (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)    E   827    E    782        6%    E  1 671    E  1 251        34%
                                                    =======    ========    =====     ========    ========    ======
  Veolia Environnement                                   --         536       na           --       1 011        na
  VUP assets sold during 2002 and 2003(4)                6          78      -92%           6          28       -79%
                                                    -------    --------    -----     --------    --------    ------
  TOTAL VIVENDI UNIVERSAL                           E   833    E  1 396      -40%    E  1 677    E  2 290       -27%
                                                    =======    ========    =====     ========    ========    ======


(1) 2003 and 2002 revenues totals represent actual revenue as published in BALO on August 1, 2003 and on August 14, 2002 respectively.

(2) Formerly part of VUP (includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States).

(3) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses), VUP assets not sold during 2002 and 2003 (Atica & Scipione, publishing activities in Brazil) and the elimination of intercompany transactions.

(4) Comprised of Comareg sold in May 2003, the Consumer Press Division sold in February 2003, VUP assets sold to Investima 10 in December 2002, Houghton Mifflin sold in December 2002 and VUP's Business to Business and Health divisions sold in June 2002. Please note that prior to its sale, Comareg was included in "Other" in the first quarter revenues and operating income published on June 17, 2003 for E128 million and E6 million, respectively.

                                VIVENDI UNIVERSAL
                      OPERATING RESULTS BY BUSINESS SEGMENT
                            (French GAAP, unaudited)

                                                                PRO FORMA (1)
                                    ---------------------------------------------------------------------
                                         Quarter Ended June 30,              Half-Year Ended June 30,
                                    --------------------------------    ---------------------------------
                                      2003        2002      % Change      2003         2002      % Change
                                    --------    --------    --------    ---------    --------    --------
REVENUES                                                   (In millions of euros)
 SFR - Cegetel                       E  1831     E  1729          6%     E   3612     E 3 442          5%
 Maroc Telecom                           357         361         -1%          714         716          0%
 Universal Music Group                  1068        1509        -29%         2168        2873        -25%
 Vivendi Universal Entertainment        1516        1974        -23%         2962        3825        -23%
 Canal Plus Group                       1049        1124         -7%         2215        2298         -4%
 Vivendi Universal Games (2)             134         211        -36%          240         336        -29%
                                    --------    --------    --------    ---------    --------    --------
                                        5955        6908        -14%        11911       13490        -12%
 Others (3)                              129         173        -25%          325         442        -26%
                                    --------    --------    --------    ---------    --------    --------
 TOTAL VIVENDI UNIVERSAL             E  6084     E  7081        -14%     E  12236     E 13932        -12%
                                    ========    ========    ========    =========    ========    ========
 (EXCLUDING BUSINESSES SOLD
   IN 2002 AND 2003)
OPERATING INCOME
 SFR - Cegetel                      E    519    E    388         34%    E     984    E    747         32%
 Maroc Telecom                           145          95         53%          283         204         39%
 Universal Music Group                   (14)        142          na          (42)        169          na
 Vivendi Universal Entertainment         282         378        -25%          495         654        -24%
 Canal Plus Group                         87           6          na          245         (52)         na
 Vivendi Universal Games (2)             (28)         40          na          (52)         39          na
                                    --------    --------    --------    ---------    --------    --------
                                         991       1 049         -6%        1 913        1761          9%
 Holding & Corporate                     (83)       (102)        19%         (154)       (187)        18%
 Others (3)                              (81)       (162)        50%          (88)       (182)        52%
                                    --------    --------    --------    ---------    --------    --------
 TOTAL VIVENDI UNIVERSAL            E    827    E    785          5%    E   1 671     E  1392         20%
                                    ========    ========    ========    =========    ========    ========
 (EXCLUDING BUSINESSES SOLD
   IN 2002 AND 2003)

(1) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InteractiveCorp and the disposition of VUP assets in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses (excluding businesses sold) and the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are reported by Vivendi Universal Entertainment instead of Canal Plus Group.This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2002.

(2) Formerly part of VUP (includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States).

(3) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses), VUP assets not sold during 2002 and 2003 (Atica & Scipione, publishing activities in Brazil) and the elimination of intercompany transactions.

                                VIVENDI UNIVERSAL
               CONSOLIDATED BALANCE SHEET (FRENCH GAAP, UNAUDITED)

                                                          June 30,      December 31,
                                                            2003            2002
                                                         ----------      ----------
                                                           (In millions of euros)
ASSETS
Goodwill, net                                             E   21887       E   20062
Other intangible assets, net                                  12371           14706
Property, plant and equipment, net                             6178            7686
Investments accounted for using the equity method              1352            1903
Other investments                                              3656            4138
                                                         ----------      ----------
TOTAL LONG-TERM ASSETS                                        45444           48495
                                                         ----------      ----------

Inventories and work-in-progress                                872            1310
Accounts receivable                                            7693            9892
Deferred tax assets                                            1392            1613
Short-term loans receivable                                     331             640
Marketable securities                                            20              88
Cash and cash equivalents                                      3151            7295
                                                         ----------      ----------
TOTAL CURRENT ASSETS                                          13459           20838
                                                         ----------      ----------
TOTAL ASSETS                                              E   58903       E   69333
                                                         ==========      ==========

LIABILITIES SHAREHOLDERS' EQUITY
Share capital                                             E    5888        E   5877
Additional paid-in capital                                     5918           27687
Retained earnings                                               670          (19544)
                                                         ----------      ----------
TOTAL SHAREHOLDERS' EQUITY                                    12476           14020

Minority interests                                             4373            5497
Other equity                                                   1000            1000
Deferred income                                                 576             579
Provisions and allowances                                      2408            3581
Long-term debt                                                 8512           10455
Other non-current liabilities and accrued expenses             3367            3894
                                                         ----------      ----------
                                                              32712           39026
                                                         ----------      ----------
Accounts payable                                              10798           13273
Deferred taxes                                                 7059            7857
Bank overdrafts and other short-term borrowings                8334            9177
                                                         ----------      ----------
TOTAL CURRENT LIABILITIES                                     26191           30307
                                                         ----------      ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                E   58903       E   69333
                                                         ==========      ==========

                                VIVENDI UNIVERSAL
          CONSOLIDATED STATEMENT OF CASH FLOWS (FRENCH GAAP, UNAUDITED)

                                                                                                            Year ended
                                                                             Half-year ended June 30,      December 31,
                                                                             2003 (1)          2002            2002
                                                                            ----------      ----------      ----------
                                                                                      (In millions of euros)
CASH FLOW - OPERATING ACTIVITIES:
 Net loss                                                                   E     (632)     E   (12306)     E   (23301)
 Adjustments to reconcile net loss to net cash provided by
   operating activities:
  Depreciation and amortization                                                   1594           13956           24040
  Equity loss in Veolia Environnement impairment                                   190               -               -
  Financial provisions                                                            (374)           3402            2895
  Gain on sale of property and equipment and financial assets, net                 (62)          (2305)          (1748)
  Undistributed earnings from affiliates, net (2)                                  114             432             456
  Deferred taxes                                                                   111            (362)           1608
  Minority interests                                                               502             154             844
 Changes in assets and liabilities, net of effect of acquisitions
   and dispositions                                                               (504)          (1052)           (124)
                                                                            ----------      ----------      ----------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                                        939            1919            4670
CASH FLOW - INVESTING ACTIVITIES:
 Purchase of property, plant, equipment and intangible assets                     (543)          (1917)          (4134)
 Proceeds from sale of property, plant, equipment and intangible assets            277             103             158
 Purchase of investments (3)                                                     (4310)          (2912)          (4792)
 Sale of investments (3)                                                          1450            3162           10987
 Net decrease (increase) in financial receivables                                    9             103           (2027)
 Sales (purchases) of marketable securities                                         58             340             213
                                                                            ----------      ----------      ----------
  NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                           (3059)          (1121)            405
CASH FLOW - FINANCING ACTIVITIES:
 Net increase (decrease) in short-term borrowings                                (1321)           1036           (5991)
 Notes mandatorily redeemable for new shares of Vivendi Universal                    -               -             767
 Proceeds from issuance of borrowings and other long-term debt                    2673            1501            2748
 Principal payment on borrowings and other long-term liabilities                 (2693)          (2973)          (1854)
 Net proceeds from issuance of common shares                                        51              71            1622
 Sales (purchases) of treasury shares (4)                                         (101)           2984            1973
 Cash dividends paid                                                              (737)          (1243)          (1300)
 Cash payment to InterActiveCorp                                                   (31)          (1830)          (1757)
                                                                            ----------      ----------      ----------
  NET CASH USED FOR FINANCING ACTIVITIES                                         (2159)           (454)          (3792)
 Effect of foreign currency exchange rate changes on cash
 and cash equivalents                                                              135             (45)           1287
                                                                            ----------      ----------      ----------
CHANGE IN CASH AND CASH EQUIVALENTS                                         E    (4144)     E      299      E     2570
                                                                            ==========      ==========      ==========

CASH AND CASH EQUIVALENTS:
                                                                            ----------      ----------      ----------
 Beginning                                                                  E     7295      E     4725      E     4725
                                                                            ==========      ==========      ==========
 Ending                                                                     E     3151      E     5024      E     7295
                                                                            ----------      ----------      ----------

(1) Includes 100% of SFR-Cegetel, Maroc Telecom and Vivendi Universal Entertainment which are controlled by Vivendi Universal with a 70% (since January 23, 2003), 35% and 86% interest respectively as at June 30, 2003.

(2)   Includes the reversal of equity in earnings of sold affiliates.

(3) Includes net cash from acquired and disposed companies, particularly an investment of E4 billion in Cegetel Groupe SA on January 23, 2003.

(4) Including impact of settlement of put options on treasury shares (E104) million as of June 30, 2003.

                                VIVENDI UNIVERSAL
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                            (FRENCH GAAP, UNAUDITED)

                                                                                     Additional              Net
                                                                 Common shares        Paid-in    Retained   Income     Shareholders'
                                                                 -------------
                                                              Number        Amount    Capital    Earnings    (Loss)       Equity
                                                              ------        ------    -------    --------    ------       ------
                                                             (Thousands)                      (In millions of euros)

BALANCE AT DECEMBER 31, 2001                                 1 085 828       5 972     28 837     15 536    (13 597)      36 748
Net loss for the year 2002                                          --          --         --         --    (23 301)     (23 301)
Foreign currency translation adjustment                             --          --         --     (3 615)        --       (3 615)
Appropriation of net income                                         --          --         --    (13 597)    13 597           --
Dividends paid,  E1 per share                                       --          --       (890)      (421)        --       (1 311)
Goodwill from business combination reversed                         --          --         --      1 001         --        1 001
Conversion of ex-Seagram exchangeables                          11 463          63        848       (887)        --           24
Conversion of ex-Seagram stock options                           1 239           7         92         --         --           99
Conversion of bonds, warrants, stock options and
issuances under the employee stock purchase plan                 1 396           8         48         --         --           56
Common shares cancelled (treasury shares)                      (31 367)       (173)    (1 248)        --         --        (1 421)
Treasury shares allocation                                          --          --          --     5 907         --         5 907
Release of revaluation surplus and other                            --          --          --      (167)        --          (167)
                                                             ---------       -----       -----     -----     ------        ------
BALANCE AT DECEMBER 31, 2002                                 1 068 559       5 877      27 687     3 757    (23 301)       14 020
                                                             ---------       -----       -----     -----     ------        ------
Net loss for the period                                             --          --          --        --       (632)         (632)
Foreign currency translation adjustment                             --          --          --      (920)        --          (920)
Appropriation of net income                                         --          --     (21 789)   (1 512)    23 301            --
Conversion of ex-Seagram exchangeables                             255           2          18       (20)        --            --
Conversion of bonds, warrants, stock options and
issuances under the employee stock purchase plan                 2 402          13          12        --         --            25
Common shares cancelled (treasury shares)                         (665)         (4)        (10)       --         --           (14)
Treasury shares allocation                                          --          --          --        14         --            14
Release of revaluation surplus and other                            --          --          --       (17)        --           (17)
                                                             ---------       -----       -----     -----     ------        ------
BALANCE AT JUNE 30, 2003                                     1 070 551       5 888       5 918     1 302       (632)       12 476
                                                             =========       =====       =====     =====     ======        ======

                                VIVENDI UNIVERSAL
                     FINANCIAL NET DEBT AS OF JUNE 30, 2003
                            (FRENCH GAAP, UNAUDITED)

                                                       Long-term    Bank overdrafts and other short-term
                                                         Debt                      borrowings                     Total
                                                                    ------------------------------------
                                                                       Current    Other        Total
                                                                     portion of   short-       short-
                                                                     long-term   term debt      term
                                                                         debt                   debt
                                                       ---------     ---------   ---------     ----------        --------
 E 3 billion multicurrency revolving credit facility       --            --        2 096        2 096              2 096
 E 2.5 billion dual currency  facility                     --            --        1 000        1 000              1 000
 Senior notes (2010)                                    1 137            --           --           --              1 137
 VUE securitization program                               652            --           --           --                652
 VUE --$ 920 million loan agreement                       799            --           --           --                799
 SIT --E 1.3 billion acquisition facility               1 107            --           --           --              1 107
 Capital leases                                           183            --           --           --                183
 Other secured debt                                       197            --           34           34                231
                                                        -----         -----        -----        -----             ------
   Total secured debt                                   4 075            --        3 130        3 130              7 205
                                                        -----         -----        -----        -----             ------
 VUE preferred shares class A&B                         2 235            --           --           --              2 235
 Other                                                    871            22          622          644              1 515
                                                        -----         -----        -----        -----             ------
   Total unsecured subsidiary debt                      3 106            22          622          644              3 750
                                                        -----         -----        -----        -----             ------
 Veolia Environnement exchangeable 2%                      28            --           --           --                 28
 Vivendi Universal convertible 1.25%                       --         1 699           --        1 699              1 699
 Vinci exchangeable 1 %                                    --           527           --          527                527
 BSkyB exchangeable 1 %                                    --         1 440           --        1 440              1 440
 Seagram remaining debt                                    93            --           --           --                 93
 Subordinated securities                                   23            --           --           --                 23
 Other                                                  1 187           678          216          894              2 081
                                                        -----         -----        -----        -----             ------
   Total other unsecured debt                           1 331         4 344          216        4 560              5 891
                                                        -----         -----        -----        -----             ------
 GROSS DEBT                                             8 512         4 366        3 968        8 334             16 846
                                                        =====         =====        =====        =====             ======
 Cash and cash equivalents                                                                                        (3 151)
                                                                                                                  ------
 FINANCIAL NET DEBT                                                                                               13 695
                                                                                                                  ======